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                                                               Exhibit 12

SCANA CORPORATION
CALCULATIONS OF BOND RATIO
FOR THE YEAR ENDED DECEMBER 31, 1993
(Thousands of Dollars)



  Net earnings(1)                                               $316,061

  Divide by annualized interest charges on:
   Bonds authenticated under the Company's
     First and Refunding Mortgage Bond
     Indenture                                    $84,714
   Other indebtedness (1)                         $   821
       Total annualized interest charges                        $ 85,535


           Bond Ratio                                               3.70


(1)  As defined under SCE&G's First and Refunding Mortgage Bond
     Indenture.




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SCANA CORPORATION
CALCULATIONS OF PREFERRED STOCK RATIO
FOR THE YEAR ENDED DECEMBER 31, 1993
(Thousands of Dollars)


  Net Earnings (1)                                              $231,190

  Divide by annualized interest charges on:
    Bonds authenticated under SCE&G's
      mortgage bond indentures                     $84,714
    Other indebtedness (1)                         $   912
    Preferred Dividend Requirements                $ 6,156
        Total annualized interest charges                       $ 91,782

            Preferred stock ratio                                   2.52




(1)  As defined under SCE&G's Restated Articles of Incorporation.



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


                                                               SCANA CORPORATION
                                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  For Each of the Five Years Ended December 31, 1993
                                               (Thousands of Dollars)



                                                                    Years Ended December 31,

                                                     1993        1992        1991        1990        1989
Fixed Charges as defined:
  Interest on long-term debt..................     $ 96,916    $ 92,178    $ 87,854    $ 84,563    $ 86,178
  Amortization of debt premium, discount and
   expense (net)..............................        1,779         874         835         681         711
  Other interest expense......................        8,672       8,819       7,649      10,552       7,533
  Interest component of rentals...............        2,853         929         897         951         983

      Total Fixed Charges (A).................     $110,220    $102,800    $ 97,235    $ 96,747    $ 95,405

Earnings, as defined:
  Income......................................     $174,198    $124,063    $142,557    $188,514    $129,888
  Income taxes................................       91,562      60,252      75,325     108,202      54,322
  Total fixed charges above...................      110,220     102,800      97,235      96,747      95,405

      Total Earnings (B)......................     $375,980    $287,115    $315,117    $393,463    $279,615

Ratio of Earnings to fixed charges (B/A)......         3.41        2.79        3.24        4.07        2.93











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